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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69344

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                                 MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Nebari Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 NE 28TH STREET UNIT LPH 4201
(No. and Street)

MIAMI	**FL**	**33137**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy   **212-751-4422**   **drutitskiy@dfppartners.com**
(Name)   (Area Code -- Telephone No.)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E. SYBELIA AVENUE, SUITE 130	**MAITLAND**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

07/28/2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Dmitriy Rutitskiy_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Nebari Securities, LLC_____ , as of _____December 31, 2022_____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_

_____
Signature

_____
CFO
Title

_____
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEBARI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

NEBARI SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Nebari Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nebari Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Nebari Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Nebari Securities, LLC's management. Our responsibility is to express an opinion on Nebari Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nebari Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Nebari Securities, LLC's auditor since 2014.

Maitland, Florida

March 17, 2023

NEBARI SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	64,361
Due from related parties		44,292
Prepaid Expenses		6,495
CRD deposit		1,000
Total assets	$	116,148

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	9,257
Total liabilities		9,257
Member's equity		106,891
Total liabilities and member's equity	$	116,148

The accompanying notes are an integral part of this financial statement.

NEBARI SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Nebari Securities LLC (the "Company") is a wholly owned subsidiary of Nebari Capital LLC, (the "Parent") formed in the state of Delaware on May 5, 2017. Exceed Securities LLC ("Exceed") was formed in the state of Delaware on August 6, 2013. Exceed was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 6, 2014. On January 3, 2018, FINRA approved the acquisition of Exceed by Nebari Capital, LLC. Subsequently, on January 5, 2018, Nebari Securities, LLC, a Delaware limited liability company merged with the Company and the succeeding company changed its name to Nebari Securities, LLC. The Company primarily provides consulting services on mergers, acquisitions and private placements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Income taxes **-** The Company, with the consent of its member, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the member. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Revenue recognition **–** The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Fees from financial advisory assignments and underwriting revenues are recognized in accordance with the terms of the related investment banking and advisory service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred liabilities. There are no unfulfilled performance obligations as of December 31, 2022.

Significant Judgments **–** Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Fair value of financial instruments – Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEBARI SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2022

3. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement whereby some expenses are paid by the Parent and charged back to the Company. This amounted to $12,420 made up exclusively of $12,420 rental expenses for the year ended December 31, 2022.

In September 2022, the Company entered into a service agreement with Omega Point Research, Inc. ("Omega Point"), an affiliated company, whereby Omega Point is paying the Company's overhead on a monthly basis.

4. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2022, the cash deposits did not exceed the FDIC limits.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2022, the Company's net capital was $55,104 as defined by the SEC, which was $50,104 in excess of its minimum net capital requirement of $5,000 (see page 8). The Company's percentage of aggregate indebtedness to net capital was approximately 17% versus the maximum allowable percentage of 1500%.

6. COMMITMENTS AND CONTINGENCIES

The company does not have any commitments, guarantees, or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

7. ENTITY'S ABILITY TO CONTINUE AS A GOING CONCERN

The Company has a history of incurred recurring losses from operations, and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

8. SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to December 31, 2022. Management believes that no material events or transactions have occurred since December 31, 2022 through the date of the filing of this report that requires recognition or disclosure in the financial statements or related notes.